  UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

  SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Edison Nation, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

984163105

(CUSIP Number)

Christopher B. Ferguson
Chief Executive Officer
Edison Nation, Inc.
909 New Brunswick Avenue

Phillipsburg, New Jersey 08865

Telephone: (610) 829-1039

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 984163105

1.	Names of Reporting Persons. Christopher B. Ferguson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 306,200*

	8.	Shared Voting Power 1,467,750**

	9.	Sole Dispositive Power 306,200*

	10.	Shared Dispositive Power 1,467,750**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,773,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31%*** (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person’s beneficial ownership includes 3,000 shares purchased by the Reporting Person on May 22, 2019 (the “May Purchase”).

**	The Reporting Person’s beneficial ownership includes 1,455,750 shares held jointly by the Reporting Person’s spouse, Lelainya D. Ferguson and 12,000 shares held by FergcoBros, LLC, an entity in which the Reporting Person is one of the 25% owners (the “FergcoBros Securities”). The Reporting Person disclaims beneficial ownership of the FergcoBros Securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.

***	The Percent of Class Represented is calculated using 5,680,330 shares of common stock outstanding as of April 29, 2019, as reported in the Company’s 2019 Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2019.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Edison Nation, Inc. (the “Company”).  The Company’s principal executive office is located at 909 New Brunswick Avenue, Phillipsburg, New Jersey 08865.

Item 2.	Identity and Background.

(a)	This Statement is being filed by Christopher B. Ferguson (the “Reporting Person”).

(b) - (c)	The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Company, a vertically-integrated, end-to-end, consumer product research and development, manufacturing, sales and fulfillment Company. The Company’s principal executive office (and the Reporting Person’s business address) is located at 909 New Brunswick Avenue, Phillipsburg, New Jersey 08865.

(d) - (e)	During the five years preceding the date of this filing, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 30, 2017, S.R.M. Entertainment Limited (“SRM”) and Ferguson Containers, Inc. (“Fergco”) were acquired by the Company from entities having similar ownership as the Company in exchange for an aggregate of 3,000,000 shares of the Company’s common stock and notes payable aggregating $2,996,500. The Reporting Person owned 100% of SRM and 25% of Fergco, and accordingly received his shares of Company in connection with the transaction.

As it relates to the May Purchase, the Reporting Person purchased these using his personal funds.

Item 4.	Purpose of Transaction.

The Reporting Person became the beneficial owner of more than 5% of the outstanding Common Stock on March 30, 2018 upon the conclusion of the Company’s Initial Public Offering.

From time to time, the Reporting Person may acquire beneficial ownership of additional shares of the Common Stock, by purchase or otherwise, including additional purchases of shares in the open-market from time to time, and upon receipt from the Company of future equity compensation awards for which the Reporting Person qualifies, including, but not limited to, stock options and restricted stock units.  In addition, from time to time, the Reporting Person may dispose of all or a portion of the shares of the Common Stock that are beneficially owned by the Reporting Person.

Other than as described above, the Reporting Person does not have any plan or proposal that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Additionally, the information set forth in Item 3 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a)	The information provided in rows 11 and 13 of the cover page to this Statement regarding the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person is hereby incorporated by reference into this Item 5.

(b)	The information provided in rows 7 through 10 of the cover page to this Statement regarding the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition is hereby incorporated by reference into this Item 5.

(c)	The following transactions in the Common Stock were effected during the 60 days immediately prior to the date of this filing:

•	the Reporting Person acquired 6,200 shares on the open market.

(d) - (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 6, 2019, the Company entered into a securities purchase agreement with an accredited investor (the “Investor”) pursuant to which the Investor purchased a 2% unsecured, senior convertible promissory note (the “Note”) from the Company. Unless there is a specific Event of Default (as such term is defined in the Note), the Investor shall not have the ability to convert the principal and interest under the Note into shares of the Company. On March 12, 2019, the Company entered into a pledge agreement (the “Pledge Agreement”) with the Reporting Person, which states that the Reporting Person will allow the Company to cancel an amount of shares of Common Stock held by him, such that if any shares reserved under the terms of the Note are actually issued pursuant to the terms of the Note, the issuance of those shares will not be a dilutive issuance by the Company in the aggregate.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2019

/s/ Christopher B. Ferguson
Christopher B. Ferguson